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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For     PRESS RELEASES ISSUED ON FEBRUARY 8, 2001 AND FEBRUARY 13, 2001
   -----------------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

           612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, CANADA H3C 4M8
--------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                                     Form 40-F    X
         ------                                                         ------


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No  X
   -----                              -----


                                                                     PAGE 1 OF 6
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                                PRESS RELEASES OF
                               QUEBECOR WORLD INC.
                   (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                             FILED IN THIS FORM 6-K
                             ----------------------



a)  Dated February 8, 2001 (#02/00)
b)  Dated February 13, 2001 (#03/00)


                                                                     PAGE 2 OF 6
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FEBRUARY 8, 2001                                                    02/00

FOR IMMEDIATE RELEASE                                         Page 1 of 1

                       QUEBECOR WORLD ISSUES NEW SERIES OF
                           REDEEMABLE PREFERRED SHARES

MONTREAL, CANADA - Quebecor World Inc. has today entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and Scotia Capital Inc. under which the underwriters have agreed to buy 6,000,000 6.75% Cumulative Redeemable First Preferred Shares Series 4 at a price of $25.00 per share, for aggregate proceeds of $150,000,000.

Quebecor World Inc. has also granted the underwriters an option to purchase an additional 2,000,000 preferred shares, exercisable in whole or in part by the underwriters at any time until 24 hours prior to Closing. The maximum gross proceeds raised under the offering will be $200,000,000 should the underwriters' option be exercised in full. This represents approximately 2% of the capital structure of Quebecor World. The preferred shares will be available in Canada only and the expected closing date of the issue is February 28, 2001.

The net proceeds from the offering will be used to invest in capital expenditures and to fund general corporate purposes. According to Christian Paupe, Executive Vice President of Quebecor World: "This financing represents a great opportunity to diversify our funding sources and to further reinforce our capital for future growth."

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jeremy Roberts                              Tony Ross
Director, Corporate Finance and             Director, Corporate Communications
Investor Relations                          Quebecor World
Quebecor World                              (514) 877-5317
(514) 877-5118                              (800) 567-7070
(800) 567-7070


                                                                     PAGE 3 OF 6
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FEBRUARY 13, 2001                                                   03/00

FOR IMMEDIATE RELEASE                                         Page 1 of 2

                  QUEBECOR WORLD ACQUIRES ESPACIO Y PUNTO, S.A.
                  ---------------------------------------------

                        LEADING SPANISH PRE-MEDIA COMPANY

MADRID, SPAIN-- Quebecor World Inc. today announced the acquisition of a controlling interest in a leading Spanish pre-media company in Madrid, Espacio y Punto. The investment in Espacio y Punto provides Quebecor World with a European pre-media platform to build upon. The Company will model its European pre-media operations along the lines of those employed in North America under Que-Net MediaTM.

Espacio y Punto's state of the art facilities are the result of sustained innovation and investment over the last several years. The Company employs approximately 80 people. Clients include leading magazine publishers and the country's top retailers. Espacio y Punto's reputation for excellence in customer service and its long-standing relationship with Quebecor World's Spanish printing plants means the acquisition will further strengthen Quebecor World's position as one of the leading printers in Spain.

"Our investment in Espacio y Punto, a leading pre-media company in Spain, confirms our intent to replicate the success we have enjoyed in our North American markets by providing integrated pre-media and printing solutions to our customers," said John Bertuccini, President of Quebecor World Europe.

Quebecor World operates three facilities in Spain, one in Madrid and two in Barcelona. They are all connected via a highspeed telecommunications network which will now include Espacio y Punto. "This interconnectivity, combined with Computer-to-Plate technology at all three plants, means we can offer our Spanish clients a unique and fully digital pre-press service," added Mr. Bertuccini.

The printing industry in Spain is continuing to develop faster than elsewhere in Europe because of lower production costs and a more vibrant economy. Quebecor World is a leading producer of magazines, catalogs, inserts and other commercial print products in Spain, and a leading producer of books in the Spanish and European market. In addition to Espacio y Punto, Quebecor World's Spanish facilities are Altair-Quebecor in Madrid and Rotocayfo-Quebecor and Cayfosa Quebecor in Barcelona.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value-added services. The Company has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -


                                                                     PAGE 4 OF 6
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FOR IMMEDIATE RELEASE                                         Page 2 of 2


FOR FURTHER INFORMATION
John Bertuccini
President
Quebecor World Europe
011 33 1 55 62 11 11

Jeremy Roberts
Director, Corporate Finance and
Investor Relations
Quebecor World
(514) 877-5118
(800) 567-7070

Tony Ross
Director, Corporate Communications
Quebecor World
(514) 877-5317
(800) 567-7070


                                                                     PAGE 5 OF 6
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                                   SIGNATURES
                                   ----------



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



             QUEBECOR WORLD INC.



             By:           (SIGNED) RAYNALD LECAVALIER
                   ------------------------------------------------------------
             Name:            Raynald Lecavalier
             Title:           Director of Legal Affairs and Assistant Secretary



Date: February 15, 2001


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